

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 2, 2009

**Via U.S. Mail and Fax**
Mr. Stephen P. Gibson
Chief Financial Officer
Allbritton Communications Co.
1000 Wilson Boulevard, Suite 2700
Arlington, VA 22209

> **RE:** **Allbritton Communications Company**
> **Form 10-K for the fiscal year ended September 30, 2008**
> **Filed December 22, 2008 and**
> **Forms 10-Q for the quarters ended December 31, 2008,**
> **March 31, 2009 and June 30, 2009**
> **Filed February 17, 2009, May 14, 2009, and**
> **August 13, 2009, respectively**
> **File No. 333-02302**

Dear Mr. Gibson:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director